Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Update on the merger between TAM and LAN

São Paulo, October 28th, 2011 - TAM and LAN have started the technical works preparing for the integration, via international consulting companies, with the purpose of preparing the future merger between the companies. The expectation is for the LATAM Airlines Group to be created until the end of the first quarter of 2012, subject to final approvals from relevant authorities and to agreement from non-controlling shareholders from TAM and LAN.

In the new group’s structure, Maurício Rolim Amaro will be the chairman of the Board of Directors of LATAM and Enrique Cueto will be the CEO (Chief Executive Officer) of LATAM. Maria Cláudia Amaro will remain as chairman of the Board of Directors of TAM S/A, and will be a member of the Board of Directors of LATAM. Marco Antonio Bologna will remain as CEO of TAM S/A, and Ignacio Cueto will be CEO of LAN. Líbano Barroso, who currently is TAM Linhas Aéreas’ CEO, will be the CFO (Chief Financial Officer) of LATAM; the structure currently reporting to him will start reporting to Bologna after the group is created. This new structure will be implemented as of the effective creation of LATAM, and the existing structures will remain unchanged until then.

The merger will result in one of the top 10 airline groups in the world – one of the top 3 in terms of market value – offering passenger and cargo transportation services to more than 115 destinations in 23 countries, with a fleet of over 280 aircraft and nearly 50,000 employees.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.2% in September; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 87.9% of market share in this segment. With the biggest fleet of passenger aircraft in Brazil (151 operational aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 16 million tickets via point redemption and is part of the Multiplus network, currently with 8.6 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.